

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Kevin Krieger
Secretary
FTAI Infrastructure LLC
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

> **Re: FTAI Infrastructure LLC**
> **Registration Statement on Form 10**
> **Filed April 29, 2022**
> **File No. 001-41370**

Dear Mr. Krieger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed April 29, 2022

Background of the Spin-Off, page 49

1. Please refer to comment 6 from our letter dated January 18, 2022 and your response dated February 4, 2022. Please include a cross-reference here to the material terms of the spin-off you describe beginning on page 19. In addition, please revise this section to clarify how, prior to their presentation to the special committee, the material terms of the spin-off were determined by FTAI, including, but not limited to: the ancillary agreements, the merger, internal reorganization and the New Financing. Please also revise to further explain how it was decided to explore the separation of the infrastructure business into a newly-created and separately-traded public company.

Our Spin-Off From FTAI, page 49

2. Please refer to comment 7 from our letter dated January 18, 2022 and to your response letter dated February 4, 2022. Please revise to disclose whether the board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were rejected.

Unaudited Pro Forma Combined Consolidated Financial Information, page 58

3. Please tell us your consideration of the guidance in SAB Topic 3:C related to recording increases in the carrying amount of your preferred stock and your treatment of those increases in your calculations of loss per share.

4. In reference to Note 2, adjustment (d) on pages 65 and 66, please clarify how you accounted for the warrants and expected grant of options to FIG LLC in the pro forma financial information. Also, please tell us why you cannot estimate the per share price of your common equity at the time of separation, and your consideration of the guidance in Rule 11-02(a)(10) of Regulation S-X.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Blair T. Thetford